SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 28 October, 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP p.l.c. Group results Third quarter 2008

London 28 October 2008

FOR IMMEDIATE RELEASE

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (c)	2008	$ million	2008	2007	%
4,406	9,358	8,049	Profit for the period(a)	24,501	16,446
			Inventory holding (gains) losses,
(363)	(2,612)	1,980	net of tax(b)	(1,495)	(1,471)

4,043	6,746	10,029	Replacement cost profit(b)	23,006	14,975	54

10.40	18.27	29.75	– per ordinary share (pence)	64.69	39.17
21.27	35.83	53.43	– per ordinary share (cents)	122.27	77.95	57
1.28	2.15	3.21	– per ADS (dollars)	7.34	4.68

•

BP’s third-quarter replacement cost profit was $10,029 million, compared with $4,043 million a year ago, an increase of 148%. For the nine months, replacement cost profit was $23,006 million compared with $14,975 million a year ago, up 54%.

•

Non-operating items and fair value accounting effects for the third quarter had a net $1,147 million favourable impact compared to a net $448 million unfavourable impact for the third quarter of 2007. For the nine months, the respective amounts were $632 million unfavourable and $561 million favourable - see further details on page 3. The largest non-operating item for the third quarter was a fair value gain on embedded derivatives which amounted to $1,098 million on a pre-tax basis. For the nine months, the fair value loss on embedded derivatives amounted to $1,673 million on a pre-tax basis.

•	Net cash provided by operating activities for the quarter and nine months was $14.9 billion and $32.5 billion compared with $6.4 billion and $20.4 billion respectively a year ago.

•	The effective tax rate on replacement cost profit for the third quarter was 33% and for the nine months was 35%; a year ago, the rates were 33% and 32% respectively.

•	Net debt at the end of the quarter was $22.0 billion compared to $22.2 billion a year ago. The ratio of net debt to net debt plus equity was 17%, compared with 20% a year ago.

•

Total capital expenditure and acquisitions was $8.9 billion for the quarter and $23.7 billion for the nine months. Capital expenditure, excluding acquisitions and asset exchanges and excluding the accounting for our transactions with Husky (see page 26) and Chesapeake (see page 17), was $5.2 billion for the quarter, $14.9 billion for the nine months and is expected to be around $21-22 billion for the year. Disposal proceeds were $365 million for the quarter and $700 million for the nine months.

•

The quarterly dividend, to be paid in December, is 14 cents per share ($0.84 per ADS) compared with 10.825 cents per share a year ago. For the nine months, the dividend showed an increase of 30%. In sterling terms, the quarterly dividend is 8.705 pence per share, compared with 5.308 pence per share a year ago; for the nine months, the increase was 43%. During the quarter, the company repurchased 92.9 million of its own shares for cancellation at a cost of $911 million. For the nine months, share repurchases were 269.8 million at a cost of $2.9 billion.

(a)	Profit attributable to BP shareholders.
(b)	With effect from 1 January 2008, replacement cost profit excludes inventory holding gains and losses net of tax. Comparative amounts have been amended to the new basis. See page 2 for further details.
(c)	Comparative data for 2008 has been amended. See Note 2(d) on page 24 for further details.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.

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Analysis of replacement cost profit and reconciliation to profit for the period

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (d)	2008	$ million	2008	2007
6,307	10,771	12,709	Exploration and Production	33,552	19,732
371	539	1,972	Refining and Marketing	3,760	3,917
(511)	(314)	(16)	Other businesses and corporate	(543)	(782)
103	(221)	838	Consolidation adjustment(a)	(167)	47
6,270	10,775	15,503	RC profit before interest and tax(b)	36,602	22,914

			Finance costs and net finance income
			relating to pensions and other
(173)	(221)	(238)	post-retirement benefits	(705)	(499)
(1,982)	(3,696)	(5,099)	Taxation on a replacement cost basis(c)	(12,524)	(7,221)
(72)	(112)	(137)	Minority interest	(367)	(219)
			Replacement cost profit attributable
4,043	6,746	10,029	to BP shareholders(c)	23,006	14,975

539	3,952	(2,978)	Inventory holding gains (losses)	2,300	2,131
			Taxation (charge) credit on inventory
(176)	(1,340)	998	holding gains and losses	(805)	(660)
			Profit for the period attributable to
4,406	9,358	8,049	BP shareholders	24,501	16,446

(a)

The consolidation adjustment in the third quarter of 2008 was impacted by a significant fall in prices and a substantial reduction in the volumes of equity crude within the refining and marketing system.

(b)

Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP’s performance from period to period. Replacement cost profit is not a recognized GAAP measure.

(c)

Effective 1 January 2008, replacement cost profit excludes inventory holding gains and losses and their associated tax effect. Previously, replacement cost profit excluded inventory gains and losses while the tax charge remained unadjusted and included the tax effect on inventory holding gains and losses. Comparative amounts have been amended to the new basis and the impact of the change is shown in the table below. There is no impact on profit for the period.

(d)	Comparative data for 2008 has been amended. See Note 2(d) on page 24 for further details.

	Nine	Third
	m onths	quarter
$ million	2007	2007

Replacement cost profit attributable to BP shareholders
- as previously reported	14,315	3,867
- tax effect on inventory holding gains and losses	660	176
- as amended	14,975	4,043

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             Non-operating items and fair value accounting effects

Non-operating items(a)

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008	$ million	2008	2007

10	(1,976)	1,118	Exploration and Production	(1,234)	1,145
(344)	(99)	–	Refining and Marketing	510	194
(201)	(123)	(128)	Other businesses and corporate	(332)	(175)
(535)	(2,198)	990		(1,056)	1,164
174	770	(331)	Taxation (b)	383	(365)
(361)	(1,428)	659		(673)	799

Fair value accounting effects(c)

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008	$ million	2008	2007
			Exploration and Production
			Unrecognized gains (losses) brought
198	366	739	forward from previous period	107	155
			Unrecognized (gains)
(234)	(739)	(642)	losses carried forward	(642)	(234)
			Favourable (unfavourable) impact
			relative to management’s
(36)	(373)	97	measure of performance	(535)	(79)
			Refining and Marketing
			Unrecognized gains (losses) brought
274	328	489	forward from previous period	429	72
			Unrecognized (gains)
(367)	(489)	147	losses carried forward	147	(367)
			Favourable (unfavourable) impact
			relative to management’s
(93)	(161)	636	measure of performance	576	(295)
(129)	(534)	733		41	(374)
42	187	(245)	Taxation (b)	–	136
(87)	(347)	488		41	(238)

Total of non-operating items and fair value accounting effects

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008	$ million	2008	2007

(26)	(2,349)	1,215	Exploration and Production	(1,769)	1,066
(437)	(260)	636	Refining and Marketing	1,086	(101)
(201)	(123)	(128)	Other businesses and corporate	(332)	(175)
(664)	(2,732)	1,723		(1,015)	790
216	957	(576)	Taxation (b)	383	(229)
(448)	(1,775)	1,147		(632)	561

(a)	An analysis of non-operating items by type is provided on page 20 and a geographical analysis is shown on pages 7, 9 and 10.
(b)

Tax is calculated using the quarter’s effective tax rate on replacement cost profit . Amounts for comparative periods have been amended to reflect a redefinition of the effective tax rate on replacement cost profit arising as a result of the exclusion of tax effects on inventory holding gains and losses as described on page 2.

(c)	An explanation of fair value accounting effects is provided on page 11.

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                                                Per share amounts

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (c)	2008		2008	2007
			Results for the period ($ million)
4,406	9,358	8,049	Profit (a)	24,501	16,446
4,043	6,746	10,029	Replacement cost profit	23,006	14,975

			Shares in issue at period end
19,019,579	18,805,089	18,725,073	(thousand) (b)	18,725,073	19,019,579
3,169,930	3,134,182	3,120,846	- ADS equivalent (thousand) (b)	3,120,846	3,169,930
			Average number of shares
19,061,853	18,823,515	18,746,202	outstanding (thousand)(b)	18,815,131	19,209,757
3,176,976	3,137,253	3,124,367	- ADS equivalent (thousand) (b)	3,135,855	3,201,626
			Shares repurchased in the
128,253	85,900	92,861	period (thousand)	269,757	541,975

			Per ordinary share (cents)
23.18	49.70	42.93	Profit for the period	130.21	85.61
21.27	35.83	53.43	RC profit for the period	122.27	77.95

			Per ADS (cents)
139.08	298.20	257.58	Profit for the period	781.26	513.66
127.62	214.98	320.58	RC profit for the period	733.62	467.70

(a)	Profit attributable to BP shareholders.
(b)	Excludes treasury shares.
(c)	Comparative data for 2008 has been amended. See Note 2(d) on page 24 for further details.

Dividends

Dividends payable

BP today announced a dividend of 14 cents per ordinary share to be paid in December. Holders of ordinary shares will receive 8.705 pence per share and holders of American Depository Receipts (ADRs) $0.84 per ADS. The dividend is payable on 8 December to shareholders on the register on 14 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 December.

Dividends paid

Third	Second	Third
q uarter	quarter	q uarter		Nine months
2007	2008	2008		2008	2007
			Dividends paid per ordinary share
10.825	13.525	14.000	cents	41.050	31.475
5.278	6.830	7.039	pence	20.682	15.687
64.95	81.15	84.00	Dividends paid per ADS (cents)	246.30	188.85

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                               Net debt ratio – net debt: net debt + equity

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (a)	2008	$ million	2008	2007
25,245	30,189	28,300	Gross debt	28,300	25,245
			Less: fair value asset (liability) of
640	900	149	hedges related to finance debt	149	640
24,605	29,289	28,151		28,151	24,605
2,410	3,593	6,142	Cash and cash equivalents	6,142	2,410
22,195	25,696	22,009	Net debt	22,009	22,195
91,494	105,965	106,790	Equity	106,790	91,494
20%	20%	17%	Net debt ratio	17%	20%

(a)	Comparative data for 2008 has been amended. See Note 2(d) on page 24 for further details.

Net debt and net debt ratio are non-GAAP measures. We believe that these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis. See Note 2(c) on page 24 for further information.

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                                            Exploration and Production

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008	$ million	2008	2007
6,297	10,819	12,545	Profit before interest and tax (a)	33,418	19,779
10	(48)	164	Inventory holding (gains) losses	134	(47)
			Replacement cost profit before
6,307	10,771	12,709	interest and tax	33,552	19,732

			By region:
633	(124)	2,488	UK	3,287	2,860
227	350	424	Rest of Europe	1,050	1,136
1,775	3,601	3,739	US	10,425	5,689
3,672	6,944	6,058	Rest of World	18,790	10,047
6,307	10,771	12,709		33,552	19,732

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the third quarter and first nine months of 2008 was $12,709 million and $33,552 million respectively, increases of 102% and 70% over the same periods of 2007. The increases in both periods were primarily due to higher oil and gas realizations. Additionally, the results reflected a higher contribution from the gas marketing and trading business, but were impacted by higher production taxes and higher depreciation. Costs were higher, driven by sector-specific inflation, but this was substantially mitigated by reductions resulting from our focus on cost control. The results also included higher earnings from equity-accounted entities, primarily from TNK-BP. The third-quarter result benefited from gains from non-operating items (see below).

The net non-operating gain of $1,118 million in the third quarter primarily comprises fair value gains on embedded derivatives. In the first nine months, the net non-operating charge was $1,234 million with the most significant item being fair value losses on embedded derivatives partly offset by the reversal of certain provisions and of a previous impairment charge. The corresponding periods in 2007 contained net non-operating gains of $10 million and $1,145 million respectively. Additionally, in the third quarter, fair value accounting effects had a favourable impact of $97 million compared with an unfavourable impact of $36 million a year ago. For the first nine months, the unfavourable effect was $535 million compared with an unfavourable effect of $79 million a year ago.

Reported production for the quarter was 3,664mboe/d, slightly higher than the third quarter of 2007. After adjusting for the impact of lower entitlement in our production-sharing agreements (PSAs), production was around 5% higher than the third quarter of 2007. The continued ramp-up of production following the start-up of major projects in late 2007 and the first half of 2008 more than offset the impacts of hurricanes in the Gulf of Mexico and other operational events in the third quarter.

Reported production for the first nine months was 3,802mboe/d, slightly higher than the same period of the previous year. After adjusting for the effect of entitlement changes in our PSAs, production for the first nine months was around 6% higher than the same period of 2007.

In the Gulf of Mexico, we progressed the commissioning of Thunder Horse (BP 75% and operator) with the start-up of the second well. In Australia, the North West Shelf Venture’s fifth LNG processing train became fully operational and, shortly after the end of the quarter, its third major offshore gas production facility (Angel) began producing. BP is one of six equal participants in the North West Shelf Project.

Also during the quarter, Sonatrach announced exploration success in Algeria with the Tin Zaouatene-1 (TZN-1) discovery in the Bourarhet Sud Blocks 230 & 231 (BP 49% and operator). Shortly after the end of the quarter, we announced a discovery in the Freedom prospect in the deepwater Gulf of Mexico (BP 25% and operator) and, jointly with Sonangol, we announced Dione, our sixteenth discovery in ultra-deepwater Block 31, offshore Angola (BP 26.67% and operator).

In August, we completed the acquisition of Chesapeake Energy Corporation’s interests in approximately 90,000 net acres of leasehold and producing natural gas properties in the Arkoma Basin Woodford Shale play for $1.75 billion. In addition, in September, we acquired a 25% interest in Chesapeake’s Fayetteville Shale assets in Arkansas for $1.9 billion. As a result of this transaction, BP acquired approximately 135,000 net acres of leasehold.

In the fourth quarter, we expect increased production reflecting normal seasonal patterns, continuing project ramp-ups and recovery from the hurricanes in the Gulf of Mexico and other operational events in the third quarter.

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                                                 Exploration and Production

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008	$ million	2008	2007

			Non-operating items
21	(2,082)	1,093	UK	(1,683)	337
7	–	–	Rest of Europe	–	538
(15)	(8)	3	US	(13)	156
(3)	114	22	Rest of World	462	114
10	(1,976)	1,118		(1,234)	1,145

			Fair value accounting effects (a)
(22)	(147)	11	UK	(119)	12
–	–	–	Rest of Europe	–	–
(19)	(236)	136	US	(242)	(96)
5	10	(50)	Rest of World	(174)	5
(36)	(373)	97		(535)	(79)

			Exploration expense
2	8	5	UK	105	29
–	–	–	Rest of Europe	–	–
60	47	59	US	178	191
182	63	168	Rest of World	360	335
244	118	232		643	555

			Production (net of royalties) (b)
			Liquids (mb/d) (net of royalties) (c)
151	186	146	UK	174	202
52	40	44	Rest of Europe	42	52
475	534	473	US	520	510
1,614	1,648	1,620	Rest of World	1,645	1,632
2,292	2,408	2,283		2,381	2,396

			Natural gas (mmcf/d) (net of royalties)
582	723	504	UK	732	739
26	21	23	Rest of Europe	23	30
2,186	2,140	2,094	US	2,127	2,171
5,085	5,364	5,390	Rest of World	5,358	5,138
7,879	8,248	8,011		8,240	8,078

			Total hydrocarbons (mboe/d) (d)
251	311	233	UK	300	329
57	43	47	Rest of Europe	46	57
851	903	834	US	887	885
2,492	2,573	2,550	Rest of World	2,569	2,517
3,651	3,830	3,664		3,802	3,788

			Average realizations (e)
71.12	109.95	111.47	Total liquids ($/bbl)	103.96	62.00
3.93	6.63	6.49	Natural gas ($/mcf)	6.32	4.42
46.36	75.39	73.49	Total hydrocarbons ($/boe)	70.31	44.05

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on pages 3 and 11.
(b)	Includes BP’s share of production of equity-accounted entities.
(c)	Crude oil and natural gas liquids.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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                                               Refining and Marketing

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008	$ million	2008	2007
931	4,430	(823)	Profit before interest and tax(a)	6,180	6,009
(560)	(3,891)	2,795	Inventory holding (gains) losses	(2,420)	(2,092)
			Replacement cost profit (loss)
371	539	1,972	before interest and tax	3,760	3,917
			By region :
19	118	188	UK	413	914
492	429	1,045	Rest of Europe	2,103	1,374
(522)	(401)	338	US	91	573
382	393	401	Rest of World	1,153	1,056
371	539	1,972		3,760	3,917

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the third quarter and nine months was $1,972 million and $3,760 million respectively. The results in the equivalent periods of 2007 were $371 million and $3,917 million respectively. The net impact of non-operating items, which is included in the results, was nil in the quarter and was a gain of $510 million in the nine months. A year ago, the results included a net non-operating charge of $344 million for the quarter and a net non-operating gain of $194 million for the nine months. Fair value accounting effects had favourable impacts of $636 million for the current quarter and $576 million for the nine months. A year ago, the impacts were unfavourable by $93 million for the quarter and $295 million for the nine months.

We continue to make good progress with the turnaround of the segment, delivering underlying year-on-year performance improvement in both Fuels Value Chains (FVCs) and International Businesses, against a weaker external business environment. Compared with 2007, the third-quarter result benefited from stronger commercial refining, supply and trading performance in the FVCs and improved marketing performance, partially offset by a negative foreign exchange effect caused by the strengthening of the US dollar. For the nine months, in addition to these factors, improved refinery operations have in part mitigated the impact of a considerably lower refining margin environment. The International Businesses continued to deliver a strong performance in the third quarter. Progress on our efficiency improvements has helped to offset the effects of inflation and higher energy costs.

Refining throughputs for the quarter and nine months were 2,185mb/d and 2,197mb/d respectively, compared with 2,148mb/d and 2,169mb/d for the same periods last year, the increases being primarily driven by the recoveries at the Texas City and Whiting refineries, partially offset by the net loss of throughput from previous disposals and acquisitions. Solomon availability was 4.3 percentage points higher than a year ago. Relative to the second quarter of 2008, it was slightly lower, as a result of the disruption at the Texas City refinery in September caused by Hurricane Ike. Most of the refinery units were restarted within two weeks after the hurricane shutdown. In addition, we successfully started up the second residue hydrotreater train on 1 October and have completed mechanical work on ultraformer number 3. This unit is expected to start production during the fourth quarter, completing the restoration of the economic capability of Texas City refinery.

On 29 August 2008, BP announced an agreement with Enbridge Inc. to develop a new delivery system to transport Canadian heavy crude oil from Flanagan, Illinois, to Houston and Texas City, Texas. The system is expected to be in service by late 2012 with an initial capacity of 250,000 barrels per day. The joint investment of the phased capacity additions is expected to be in the range of $1-2 billion.

Refinery turnaround activities are expected to be higher in the fourth quarter than in the third. The slowing of global economies, exacerbated by the current instability in global financial markets, remains a key risk to our marketing and supply businesses.

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                                             Refining and Marketing

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008	$ million	2008	2007

			Non-operating items
(4)	(10)	9	UK	(50)	677
(16)	(32)	(10)	Rest of Europe	(127)	(72)
(316)	(16)	13	US	771	(204)
(8)	(41)	(12)	Rest of World	(84)	(207)
(344)	(99)	–		510	194

			Fair value accounting effects (a)
45	(177)	270	UK	89	(53)
2	(59)	122	Rest of Europe	99	(115)
(142)	53	174	US	322	(133)
2	22	70	Rest of World	66	6
(93)	(161)	636		576	(295)

			Refinery throughputs (mb/d)
–	–	–	UK	–	90
735	753	730	Rest of Europe	753	691
1,109	1,189	1,158	US	1,141	1,086
304	297	297	Rest of World	303	302
2,148	2,239	2,185	Total throughput	2,197	2,169
83.4	88.3	87.7	Refining availability (%) (b)	88.0	82.6

			Oil sales volumes (mb/d)
			Refined products
350	315	303	UK	313	343
1,329	1,236	1,281	Rest of Europe	1,254	1,282
1,535	1,498	1,453	US	1,468	1,559
641	716	662	Rest of World	690	627
3,855	3,765	3,699	Total marketing sales	3,725	3,811
1,687	2,017	2,107	Trading/supply sales	2,057	1,860
5,542	5,782	5,806	Total refined product sales	5,782	5,671
1,709	1,848	1,511	Crude oil	1,739	1,964
7,251	7,630	7,317	Total oil sales	7,521	7,635

			Global Indicator Refining Margin ($/bbl) (c)
3.82	7.46	7.13	NWE	6.46	5.03
12.58	8.59	9.87	USGC	8.22	15.74
14.31	6.53	10.47	Midwest	6.04	16.02
6.90	9.94	7.07	USWC	7.64	17.22
4.52	9.41	5.90	Singapore	6.69	5.12
8.05	8.19	8.03	Average	6.93	11.38

			Chemicals production (kte)
237	164	144	UK	569	739
587	657	711	Rest of Europe	2,076	1,990
1,117	1,022	850	US	2,908	3,240
1,569	1,598	1,358	Rest of World	4,487	4,586
3,510	3,441	3,063	Total production	10,040	10,555

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on pages 3 and 11.
(b)

Solomon refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available.

(c)

The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the actual margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

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                                    Other businesses and corporate

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008	$ million	2008	2007
(522)	(301)	(35)	Profit (loss) before interest and tax(a)	(529)	(790)
11	(13)	19	Inventory holding (gains) losses	(14)	8
			Replacement cost profit (loss) before
(511)	(314)	(16)	interest and tax	(543)	(782)

			By region:
112	(119)	385	UK	147	57
(120)	(29)	(78)	Rest of Europe	(107)	(108)
(363)	(185)	(288)	US	(625)	(624)
(140)	19	(35)	Rest of World	42	(107)
(511)	(314)	(16)		(543)	(782)
			Results include:
			Non-operating items
1	(41)	(20)	UK	(67)	(14)
(11)	(47)	(2)	Rest of Europe	(62)	17
(195)	(33)	(105)	US	(187)	(182)
4	(2)	(1)	Rest of World	(16)	4
(201)	(123)	(128)		(332)	(175)

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents) and corporate activities worldwide.

The replacement cost profit before interest and tax for the third quarter was a loss of $16 million, compared with a loss of $511 million a year ago. This result reflects a higher contribution from the operating businesses and lower corporate costs. For the nine months, the replacement cost loss before interest and tax was $543 million in 2008 compared with a loss of $782 million a year ago.

The net non-operating charge was $128 million for the third quarter and $332 million for the nine months. The third-quarter result included a $30 million restructuring charge, a $76 million net charge in relation to new, and revisions to existing, environmental and other provisions and a net charge of $22 million for impairment and other provisions. The prior year included a net non-operating charge of $201 million in the third quarter and $175 million for the nine months.

On 15 September, Alternative Energy announced BP’s first bioethanol production from its Brazilian biofuels joint venture, Tropical BioEnergia, a significant milestone in the implementation of BP’s biofuels strategy. Tropical BioEnergia farms sugar cane and refines it into fuel in a new 435 million litres per year (115 million US gallons per year) refinery. BP’s investment in Tropical BioEnergia is the largest made by any international oil company into Brazil's ethanol market.
In August, BP and Verenium Corporation announced the creation of a strategic partnership to accelerate the development and commercialization of cellulosic ethanol. Under the initial phase of the strategic alliance, Verenium is to receive $90 million in funding from BP over 18 months in exchange for rights to current and future technology held within the partnership.

Also in August, BP started commercial operations at its Silver Star wind farm in Texas, a 60MW gross capacity installation in partnership with Clipper Windpower, Inc. and at Edom Hills, California, a 20MW wholly-owned wind farm. On 20 October, BP started commercial operations of phase 1 of the Sherbino wind farm in Texas. The first 150MW of the project, which has a potential capacity of 750MW, has been built through a 50:50 joint venture with Padoma Wind Power LLC, a wholly owned subsidiary of NRG Energy, Inc.

	Third	Second	Third
	quarter	quarter	quarter
	2008	2008	2007

Wind – net rated capacity as at period end (megawatts) (a)	243	172	32
Solar – cell production capacity as at period end (megawatts)(b)	277	255	201

(a)

Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The equivalent capacities on a gross-JV basis (which includes 100% of the capacity of equity-accounted entities where BP has partial ownership) are 453MW as at the third quarter of 2008, 373MW as at the second quarter of 2008 and 32MW as at the third quarter last year.

(b)	Solar capacity is the theoretical cell production capacity per annum of in-house manufacturing facilities.

Top of page 11

Information on fair value accounting effects

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis, respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table on page 3. Information for all quarters of 2006 and 2007 can be found at www.bp.com/FVAE .

Cautionary Statement: The foregoing discussion contains forward-looking statements particularly those regarding capital expenditure, increased production, expected refinery turnaround activities and the continuing risk of slowing global economies, exacerbated by the global credit freeze, to our marketing and supply businesses. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and quotas; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this announcement. For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Top of page 12

                                           Group income statement

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (a)	2008		2008	2007
$ million				$ million
71,334	108,747	103,174	Sales and other operating revenues	299,666	204,513
			Earnings from jointly controlled entities -
900	1,752	1,172	after interest and tax	3,899	2,143
			Earnings from associates - after interest
204	251	155	and tax	631	540
172	153	135	Interest and other revenues	566	533
72,610	110,903	104,636	Total revenues (Note 4)	304,762	207,729
			Gains on sale of businesses and
228	79	193	fixed assets	1,197	2,217
72,838	110,982	104,829	Total revenues and other income	305,959	209,946

51,810	77,499	77,234	Purchases	217,122	144,453
6,297	7,408	7,549	Production and manufacturing expenses	21,756	18,325
921	2,299	1,886	Production and similar taxes (Note 5)	5,794	2,495
2,505	2,850	2,653	Depreciation, depletion and amortization	8,285	7,559
			Impairment and losses on sale
129	23	54	of businesses and fixed assets	117	807
244	118	232	Exploration expense	643	555
4,137	3,977	3,794	Distribution and administration expenses	11,667	11,159
			Fair value (gain) loss on embedded
(14)	2,081	(1,098)	derivatives	1,673	(452)
6,809	14,727	12,525	Profit before interest and taxation	38,902	25,045
337	381	391	Finance costs (Note 6)	1,178	985
			Net finance income relating to pensions
(164)	(160)	(153)	and other post-retirement benefits (Note 7)	(473)	(486)
6,636	14,506	12,287	Profit before taxation	38,197	24,546
2,158	5,036	4,101	Taxation	13,329	7,881
4,478	9,470	8,186	Profit for the period	24,868	16,665
			Attributable to:
4,406	9,358	8,049	BP shareholders	24,501	16,446
72	112	137	Minority interest	367	219
4,478	9,470	8,186		24,868	16,665
			Earnings per share – cents
			Profit for the period attributable to
			BP shareholders
23.18	49.70	42.93	Basic	130.21	85.61
23.07	49.23	42.56	Diluted	129.04	85.19

(a)	Comparative data for 2008 has been amended. See Note 2(d) for further details.

Top of page 13

                                            Group balance sheet

	30 September	31 December
	2008	2007
	$ million
Non - current assets
Property, plant and equipment	102,889	97,989
Goodwill	10,566	11,006
Intangible assets	10,040	6,652
Investments in jointly controlled entities	24,862	18,113
Investments in associates	4,199	4,579
Other investments	1,250	1,830
Fixed assets	153,806	140,169
Loans	1,151	999
Other receivables	896	968
Derivative financial instruments	5,309	3,741
Prepayments	1,194	1,083
Defined benefit pension plan surplus	8,494	8,914
	170,850	155,874
Current assets
Loans	167	165
Inventories	27,277	26,554
Trade and other receivables	39,201	38,020
Derivative financial instruments	8,384	6,321
Prepayments	3,769	3,589
Current tax receivable	332	705
Cash and cash equivalents	6,142	3,562
	85,272	78,916
Assets classified as held for sale	–	1,286
	85,272	80,202
Total assets	256,122	236,076
Current liabilities
Trade and other payables	43,948	43,152
Derivative financial instruments	9,187	6,405
Accruals	6,825	6,640
Finance debt	14,258	15,394
Current tax payable	4,013	3,282
Provisions	2,074	2,195
	80,305	77,068
Liabilities directly associated with the assets classified as held for sale	–	163
	80,305	77,231
Non - current liabilities
Other payables	2,809	1,251
Derivative financial instruments	7,915	5,002
Accruals	863	959
Finance debt	14,042	15,651
Deferred tax liabilities	21,573	19,215
Provisions	12,744	12,900
Defined benefit pension plan and other
post-retirement benefit plan deficits	9,081	9,215
	69,027	64,193
Total liabilities	149,332	141,424
Net assets	106,790	94,652
Equity
BP shareholders’ equity	105,704	93,690
Minority interest	1,086	962
	106,790	94,652

Top of page 14

             Group statement of recognized income and expense

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (a)	2008		2008	2007
$ million				$ million
788	255	(3,125)	Currency translation differences	(2,092)	1,583
			Exchange gain on translation of foreign
			operations transferred to gain on sale
–	–	–	of businesses and fixed assets	–	(147)
			Available-for-sale investments marked
(13)	322	(703)	to market	(572)	(116)
			Available-for-sale investments - recycled
–	–	(15)	to the income statement	(20)	–
139	49	(594)	Cash flow hedges marked to market	(471)	180
			Cash flow hedges - recycled to the
(5)	1	16	income statement	15	(86)
			Cash flow hedges - recycled to the
(2)	(18)	(20)	balance sheet	(61)	(9)
90	107	203	Taxation	192	118
			Net income (expense) recognized
997	716	(4,238)	directly in equity	(3,009)	1,523
4,478	9,470	8,186	Profit for the period	24,868	16,665
			Total recognized income and expense
5,475	10,186	3,948	for the period	21,859	18,188
			Attributable to:
5,372	10,075	3,825	BP shareholders	21,503	17,917
103	111	123	Minority interest	356	271
5,475	10,186	3,948		21,859	18,188

(a)	Comparative data for 2008 has been amended. See Note 2(d) for further details.

                           Movement in shareholders’ equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Currency translation differences (net of tax)	(1,822)	(11)	(1,833)
Available-for-sale investments (net of tax)	(542)	–	(542)
Cash flow hedges (net of tax)	(441)	–	(441)
Tax on share-based payments	(193)	–	(193)
Profit for the period	24,501	367	24,868
Total recognized income and expense for the period	21,503	356	21,859

Dividends	(7,723)	(232)	(7,955)
Repurchase of ordinary share capital	(2,414)	–	(2,414)
Share-based payments	648	–	648

At 30 September 2008	105,704	1,086	106,790

Top of page 15

                            Group cash flow statement

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (a)	2008		2008	2007
$ million				$ million
			Operating activities
6,636	14,506	12,287	Profit before taxation	38,197	24,546
			Adjustments to reconcile profits
			before tax to net cash provided
			by operating activities
146	44	98	Exploration expenditure written off	326	261
2,505	2,850	2,653	Depreciation, depletion and amortization	8,285	7,559
			Impairment and (gain) loss on sale
(99)	(56)	(139)	of businesses and fixed assets	(1,080)	(1,410)
			Earnings from jointly controlled
(1,104)	(2,003)	(1,327)	entities and associates	(4,530)	(2,683)
			Dividends received from jointly
1,060	512	759	controlled entities and associates	2,658	2,102
(2,788)	(9,135)	533	Working capital and other movements	(11,380)	(9,955)
6,356	6,718	14,864	Net cash provided by operating activities	32,476	20,420
			Investing activities
(4,336)	(4,713)	(7,748)	Capital expenditure	(16,896)	(12,315)
(27)	(209)	–	Acquisitions, net of cash acquired	(209)	(1,225)
(122)	(247)	(194)	Investment in jointly controlled entities	(807)	(143)
(37)	(3)	(14)	Investment in associates	(21)	(146)
211	59	365	Proceeds from disposal of fixed assets	700	1,357
			Proceeds from disposal of businesses,
–	–	–	net of cash disposed	–	2,513
45	212	150	Proceeds from loan repayments	484	123
–	–	(200)	Other	(200)	374
			Net cash (used in) provided by investing
(4,266)	(4,901)	(7,641)	activities	(16,949)	(9,462)
			Financing activities
(1,441)	(928)	(814)	Net repurchase of shares	(2,631)	(5,761)
107	655	397	Proceeds from long-term financing	3,229	2,978
(369)	(1,654)	(65)	Repayments of long-term financing	(2,256)	(1,596)
1,426	1,516	(1,380)	Net increase (decrease) in short-term debt	(3,288)	(631)
(2,066)	(2,545)	(2,624)	Dividends paid - BP shareholders	(7,723)	(6,050)
(24)	(86)	(110)	- Minority interest	(232)	(159)
			Net cash (used in) provided by
(2,367)	(3,042)	(4,596)	financing activities	(12,901)	(11,219)
			Currency translation differences
44	(2)	(78)	relating to cash and cash equivalents	(46)	81
			Increase (decrease) in cash and cash
(233)	(1,227)	2,549	equivalents	2,580	(180)
			Cash and cash equivalents at
2,643	4,820	3,593	beginning of period	3,562	2,590
2,410	3,593	6,142	Cash and cash equivalents at end of period	6,142	2,410

(a)	Comparative data for 2008 has been amended. See Note 2(d) for further details.

Top of page 16

                                          Group cash flow statement

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (a)	2008		2008	2007
$ million				$ million
			Working capital and other movements
(154)	(118)	(96)	Interest receivable	(311)	(342)
152	110	89	Interest received	298	340
337	381	391	Finance costs	1,178	985
(300)	(396)	(206)	Interest paid	(968)	(968)
			Net finance income relating to pensions
(164)	(160)	(153)	and other post-retirement benefits	(473)	(486)
129	173	128	Share-based payments	366	311
			Net operating charge for pensions and
			other post-retirement benefits, less
			contributions and benefit payments
(61)	46	(14)	for unfunded plans	149	(179)
362	(40)	92	Net charge for provisions, less payments	(113)	(52)
(803)	(8,303)	6,096	(Increase) decrease in inventories	(1,075)	(2,134)
			(Increase) decrease in other current and
956	(18,626)	22,470	non-current assets	(6,000)	3,474
			Increase (decrease) in other current and
(104)	21,219	(23,736)	non-current liabilities	5,478	(4,533)
(3,138)	(3,421)	(4,528)	Income taxes paid	(9,909)	(6,371)
(2,788)	(9,135)	533		(11,380)	(9,955)

(a)	Comparative data for 2008 has been amended. See Note 2(d) for further details.

Top of page 17

                       Capital expenditure and acquisitions

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
279	256	323	UK	804	699
124	165	173	Rest of Europe	506	319
1,176	1,801	5,252	US (a)	8,268	3,785
1,721	1,727	1,682	Rest of World(b)	7,803	5,254
3,300	3,949	7,430		17,381	10,057
			Refining and Marketing
127	77	77	UK	207	287
379	379	323	Rest of Europe(c)	918	1,855
466	662	564	US (b)	3,523	1,115
155	126	152	Rest of World	380	353
1,127	1,244	1,116		5,028	3,610
			Other businesses and corporate
35	45	55	UK	171	113
6	12	8	Rest of Europe	33	18
81	463	228	US	958	195
23	89	21	Rest of World	134	35
145	609	312		1,296	361
4,572	5,802	8,858		23,705	14,028
			By geographical area
441	378	455	UK	1,182	1,099
509	556	504	Rest of Europe	1,457	2,192
1,723	2,926	6,044	US	12,749	5,095
1,899	1,942	1,855	Rest of World	8,317	5,642
4,572	5,802	8,858		23,705	14,028
			Included above:
2	324	–	Acquisitions and asset exchanges(b)(c)	2,288	1,447

Capital expenditure, excluding acquisitions and asset exchanges and excluding the accounting for our transactions with Husky (see page 26) and Chesapeake (see note (a) below), was $5,229 million for the quarter and $14,940 million for the nine months.

(a)

Third quarter 2008 includes capital expenditure of $3,652 million in Exploration and Production relating to the purchase of all of Chesapeake Energy Corporation’s interest in the Arkoma Basin Woodford Shale assets and the purchase of a 25% interest in Chesapeake’s Fayetteville Shale assets.

(b)

During the first quarter 2008 there was capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,793 million in Refining and Marketing relating to the formation of an integrated North American oil sands business with Husky Energy, Inc. Second quarter 2008 includes a further $111 million in Refining and Marketing reflecting closing adjustments relating to this transaction. Third quarter 2008 includes a reduction of $23 million in Exploration and Production reflecting closing adjustments relating to this transaction. For further information see Note 3.

(c)	Nine months ended 30 September 2007 includes $1,132 million for the acquisition of Chevron’s Netherlands manufacturing company.

                                            Exchange rates

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007

2.02	1.97	1.89	US dollar/sterling average rate for the period	1.95	1.99
2.02	1.99	1.81	US dollar/sterling period-end rate	1.81	2.02
1.37	1.56	1.50	US dollar/euro average rate for the period	1.52	1.34
1.42	1.58	1.44	US dollar/euro period-end rate	1.44	1.42

Top of page 18

                       Analysis of profit before interest and tax

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (a)	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
633	(124)	2,488	UK	3,287	2,860
227	350	424	Rest of Europe	1,050	1,137
1,774	3,639	3,677	US	10,406	5,718
3,663	6,954	5,956	Rest of World	18,675	10,064
6,297	10,819	12,545		33,418	19,779

			Refining and Marketing
(13)	124	30	UK	223	893
623	1,722	172	Rest of Europe	2,838	2,133
(131)	1,730	(1,343)	US	1,502	1,798
452	854	318	Rest of World	1,617	1,185
931	4,430	(823)		6,180	6,009

			Other businesses and corporate
112	(119)	385	UK	147	57
(121)	(29)	(78)	Rest of Europe	(107)	(108)
(373)	(172)	(307)	US	(611)	(632)
(140)	19	(35)	Rest of World	42	(107)
(522)	(301)	(35)		(529)	(790)
6,706	14,948	11,687		39,069	24,998
103	(221)	838	Consolidation adjustment	(167)	47
6,809	14,727	12,525	Total for period	38,902	25,045

			By geographical area
731	(120)	2,904	UK	3,657	3,809
718	1,581	807	Rest of Europe	3,281	3,176
1,364	5,449	2,657	US	11,713	6,918
3,996	7,817	6,157	Rest of World	20,251	11,142
6,809	14,727	12,525	Total for period	38,902	25,045

(a)	Comparative data for 2008 has been amended. See Note 2(d) for further details.

Top of page 19

        Analysis of replacement cost profit before interest and tax

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008 (a)	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
633	(124)	2,488	UK	3,287	2,860
227	350	424	Rest of Europe	1,050	1,136
1,775	3,601	3,739	US	10,425	5,689
3,672	6,944	6,058	Rest of World	18,790	10,047
6,307	10,771	12,709		33,552	19,732
			Refining and Marketing
19	118	188	UK	413	914
492	429	1,045	Rest of Europe	2,103	1,374
(522)	(401)	338	US	91	573
382	393	401	Rest of World	1,153	1,056
371	539	1,972		3,760	3,917
			Other businesses and corporate
112	(119)	385	UK	147	57
(120)	(29)	(78)	Rest of Europe	(107)	(108)
(363)	(185)	(288)	US	(625)	(624)
(140)	19	(35)	Rest of World	42	(107)
(511)	(314)	(16)		(543)	(782)
6,167	10,996	14,665		36,769	22,867
103	(221)	838	Consolidation adjustment	(167)	47
6,270	10,775	15,503	Total for period	36,602	22,914
			By geographical area
763	(126)	3,062	UK	3,847	3,830
590	287	1,680	Rest of Europe	2,546	2,417
983	3,267	4,419	US	10,307	5,672
3,934	7,347	6,342	Rest of World	19,902	10,995
6,270	10,775	15,503	Total for period	36,602	22,914

(a)	Comparative data for 2008 has been amended. See Note 2(d) for further details.

Top of page 20

                              Analysis of non–operating items

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
			Impairment and gain (loss) on sale
1	111	33	of businesses and fixed assets	165	708
(12)	(5)	(7)	Environmental and other provisions	(12)	(12)
			Restructuring, integration and
–	–	(6)	rationalization costs	(50)	–
			Fair value gain (loss) on embedded
21	(2,082)	1,098	derivatives	(1,668)	449
–	–	–	Other	331	–
10	(1,976)	1,118		(1,234)	1,145
			Refining and Marketing
			Impairment and gain (loss) on sale
105	(13)	114	of businesses and fixed assets	915	693
(138)	–	(62)	Environmental and other provisions	(62)	(138)
			Restructuring, integration and
–	(86)	(52)	rationalization costs	(343)	–
			Fair value gain (loss) on embedded
–	–	–	derivatives	–	–
(311)	–	–	Other	–	(361)
(344)	(99)	–		510	194
			Other businesses and corporate
			Impairment and gain (loss) on sale
(7)	(42)	(8)	of businesses and fixed assets	–	9
(35)	–	(76)	Environmental and other provisions	(76)	(35)
			Restructuring, integration and
–	(75)	(30)	rationalization costs	(163)	–
			Fair value gain (loss) on embedded
(7)	1	–	derivatives	(5)	3
(152)	(7)	(14)	Other	(88)	(152)
(201)	(123)	(128)		(332)	(175)

(535)	(2,198)	990	Total before taxation	(1,056)	1,164
174	770	(331)	Taxation credit (charge) (a)	383	(365)
(361)	(1,428)	659	Total after taxation for period	(673)	799

(a)

Tax on non-operating items is calculated using the quarter’s effective tax rate on replacement cost profit. Amounts for comparative periods have been amended to reflect a redefinition of the effective tax rate on replacement cost profit arising as a result of the exclusion of tax effects on inventory holding gains and losses as described on page 2.

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                                   Realizations and marker prices

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007

			Average realizations (a)
			Liquids ($/bbl) (b)
72.99	128.56	99.80	UK	108.21	62.88
67.47	101.88	112.03	US	100.36	59.30
73.56	111.23	114.59	Rest of World	105.62	63.88
71.12	109.95	111.47	BP Average	103.96	62.00
			Natural gas ($/mcf)
4.89	8.39	8.28	UK	8.23	5.84
4.64	8.76	7.88	US	7.79	5.44
3.42	5.26	5.61	Rest of World	5.28	3.63
3.93	6.63	6.49	BP Average	6.32	4.42

			Average oil marker prices ($/bbl)
74.74	121.18	115.09	Brent	111.11	67.12
75.24	123.81	118.07	West Texas Intermediate	113.49	66.15
76.31	123.61	117.16	Alaska North Slope US West Coast	112.68	66.06
69.37	116.82	112.85	Mars	107.11	61.67
71.98	117.47	113.32	Urals (NWE - cif)	108.18	63.82
41.95	63.15	52.94	Russian domestic oil	54.31	36.33
			Average natural gas marker prices
6.16	10.94	10.25	Henry Hub gas price ($/mmbtu) (c)	9.74	6.83
			UK Gas - National Balancing
30.58	60.72	61.48	Point (p/therm)	58.44	24.45

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

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Notes

1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2007 included in BP Annual Report and Accounts 2007.

BP prepares its consolidated financial statements included within its Annual Report and Accounts in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2008, which do not differ significantly from those used in BP Annual Report and Accounts 2007.

2. Resegmentation and other changes to comparatives

(a) Resegmentation

On 11 October 2007, we announced our intention to simplify the organizational structure of BP. From 1 January 2008, there are only two business segments – Exploration and Production and Refining and Marketing. A separate business, Alternative Energy, handles BP’s low-carbon businesses and future growth options outside oil and gas. This includes solar, wind, gas-fired power, hydrogen, biofuels and coal conversion.

As a result, and with effect from 1 January 2008:

-	The Gas, Power and Renewables segment ceased to report separately.

-

The natural gas liquids (NGLs), liquefied natural gas and gas and power marketing and trading businesses were transferred from the Gas, Power and Renewables segment to the Exploration and Production segment.

-	The Alternative Energy business was transferred from the Gas, Power and Renewables segment to Other businesses and corporate.

-	The Emerging Consumers Marketing Unit was transferred from Refining and Marketing to Alternative Energy.

-	The Biofuels business was transferred from Refining and Marketing to Alternative Energy.

-	The Shipping business was transferred from Refining and Marketing to Other businesses and corporate.

As a result of the transfers identified above, Other businesses and corporate has been redefined. It now consists of the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents) and corporate activities worldwide.

Financial information for 2003 to 2007 has been restated to reflect the resegmentation and is available in BP Financial and Operating Information 2003-2007 and to download from www.bp.com/investors . Quarterly data is provided for 2004-2007 and annual data for 2003.

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                                                                 Notes

2. Resegmentation and other changes to comparatives (continued)

	Resegmented		As reported
	Nine	Third	Nine	Third
	months	quarter	months	quarter
	2007	2007	2007	2007
$ million
Total revenues
Exploration and Production	26,584	8,414	13,442	4,532
Refining and Marketing	179,251	63,516	179,653	63,640
Gas, Power and Renewables	–	–	13,910	4,164
Other businesses and corporate	1,894	680	724	274
Total third party revenues	207,729	72,610	207,729	72,610

Profit before interest and tax
Exploration and Production	19,779	6,297	19,295	6,347
Refining and Marketing	6,009	931	6,046	936
Gas, Power and Renewables	–	–	370	(71)
Other businesses and corporate	(790)	(522)	(739)	(462)
	24,998	6,706	24,972	6,750
Consolidation adjustment	47	103	73	59
Profit before interest and tax	25,045	6,809	25,045	6,809

(b) Revised income statement presentation

We have implemented a minor change in the presentation of the group income statement whereby the unwinding of the discount on provisions and on other payables is now included within finance costs. Previously, this was included within other finance income or expense. This line item has now been renamed net finance income or expense relating to pensions and other post-retirement benefits. This change does not affect profit before interest and taxation, profit before taxation or profit for the period. The financial information for comparative periods shows the revised presentation, as set out below.

	Nine	Third
	months	quarter
	2007	2007
As reported
$ million
Profit before interest and taxation	25,045	6,809
Finance costs	777	262
Other finance income	(278)	(89)
Profit before taxation	24,546	6,636

As amended
$ million
Profit before interest and taxation	25,045	6,809
Finance costs	985	337
Net finance income relating to pensions and other post-retirement benefits	(486)	(164)
Profit before taxation	24,546	6,636

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Notes

2. Resegmentation and other changes to comparatives (continued)

(c) Revised definition of net debt

Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis.

Nine
months
and
third
quarter
2007
As reported
$ million
Net debt	22,835
Equity	91,494

Ratio of net debt to net debt plus equity	20%

As amended
$ million
Net debt	22,195
Equity	91,494

Ratio of net debt to net debt plus equity	20%

(d) Amendment to first and second quarter 2008 consolidation adjustment

The consolidation adjustment for the nine months amounts to $167 million. The consolidation adjustments for the first and second quarters of 2008 have been amended from the amounts previously reported to correct for an error in the calculation for the elimination of unrealised profit arising on transfers of inventory between business segments. The amounts as previously reported and as amended are set out below. The impact of these errors was immaterial for 2007 and so comparative data for 2007 has not been amended.

	First	Second	First
	quarter	quarter	half
	2008	2008	2008
Consolidation adjustment
$ million
As previously reported	(195)	(39)	(234)
As amended	(784)	(221)	(1,005)

Profit for the period attributable to BP shareholders and replacement cost profit attributable to BP shareholders have been reduced by $357 million and $107 million, after tax, for the first and second quarters respectively. The error had no impact on the results of the Exploration and Production and Refining and Marketing segments or Other businesses and corporate, which are unchanged.

Further details of the main income statement and balance sheet items impacted by this change are shown in the following tables.

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                                                       Notes

	First quarter 2008		Second quarter 2008		First half 2008
	As	As	As	As	As	As
	reported	amended	reported	amended	reported	amended
	$ million (except per share amounts)
Group income statement
Profit before taxation	11,993	11,404	14,688	14,506	26,681	25,910
Taxation	4,410	4,192	5,100	5,036	9,510	9,228
Profit for the period	7,583	7,212	9,588	9,470	17,171	16,682
Profit for the period
attributable to BP
shareholders	7,451	7,094	9,465	9,358	16,916	16,452

Replacement cost profit
RC profit before interest
and tax	10,913	10,324	10,957	10,775	21,870	21,099
Finance costs and net
finance income relating
to pensions and other
post-retirement benefits	(246)	(246)	(221)	(221)	(467)	(467)
Taxation on a replacement
cost basis	(3,947)	(3,729)	(3,760)	(3,696)	(7,707)	(7,425)
Minority interest	(132)	(118)	(123)	(112)	(255)	(230)
Replacement cost profit
for the period attributable
to BP shareholders	6,588	6,231	6,853	6,746	13,441	12,977

Earnings per ordinary share - cents
Profit for the period
attributable to BP
shareholders	39.47	37.58	50.27	49.70	89.74	87.28
RC profit for the period
attributable to BP
shareholders	34.90	33.01	36.40	35.83	71.30	68.84

Group balance sheet
Inventories	26,588	25,999	35,182	34,411	35,182	34,411
Deferred tax liabilities	20,165	19,947	20,935	20,653	20,935	20,653
Net assets	99,536	99,165	106,454	105,965	106,454	105,965
BP shareholders’ equity	98,474	98,117	105,356	104,892	105,356	104,892

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Notes

3. Significant transaction in the nine months

In December 2007, BP signed a memorandum of understanding with Husky Energy Inc. to form an integrated North American oil sands business. The transaction was completed on 31 March 2008, with BP contributing its Toledo refinery to a US jointly controlled entity to which Husky contributed $250 million cash and a payable of $2,590 million. In Canada, Husky contributed its Sunrise field to a second jointly controlled entity, with BP contributing $250 million in cash and a payable of $2,267 million. The Toledo refinery assets and associated liabilities were classified as a disposal group held for sale at 31 December 2007.

Both jointly controlled entities are owned 50:50 by BP and Husky and are accounted for using the equity method.

The amounts set out below reflect the initial recording of the transaction at 31 March 2008 and subsequent closing adjustments.

$ million
Income statement
Gains on sale of businesses and fixed assets	806
Profit before taxation	806
Taxation	345
Profit for the period	461

Balance sheet
Non-current assets – investments in jointly controlled entities	4,729
Current liabilities – trade and other payables	266
Non-current liabilities
Other payables	2,001
Deferred tax liabilities	653
2,654
Total liabilities	2,920
Net assets	1,809

Cash flow statement
Investment in jointly controlled entities	(250)

Capital expenditure and acquisitions
Exploration and Production	2,825
Refining and Marketing	1,904
4,729
Including acquisitions and asset exchanges:	1,904

During the nine months, equity-accounted earnings from these jointly controlled entities amounted to $154 million.

BP purchased refined products from the Toledo jointly controlled entity during the nine months amounting to $2,710 million. In addition, BP purchased crude oil from third parties which it sold to the Toledo jointly controlled entity under an agency agreement. The fees earned by BP for this service, and the total amounts receivable and payable at 30 September 2008 under these arrangements, were not significant. BP will also purchase refinery feedstocks from the Sunrise jointly controlled entity once production commences, which is expected in 2012.

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                                                                Notes

4. Total revenues

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007
$ million				$ million
			By business
14,769	26,294	24,694	Exploration and Production	75,053	48,118
63,743	98,206	92,458	Refining and Marketing	267,527	180,867
1,002	1,255	1,494	Other businesses and corporate	3,941	2,870
79,514	125,755	118,646		346,521	231,855

			Less: sales between businesses
6,355	13,485	13,043	Exploration and Production	38,747	21,534
227	960	403	Refining and Marketing	1,632	1,616
322	407	564	Other businesses and corporate	1,380	976
6,904	14,852	14,010		41,759	24,126

			Third party revenues
8,414	12,809	11,651	Exploration and Production	36,306	26,584
63,516	97,246	92,055	Refining and Marketing	265,895	179,251
680	848	930	Other businesses and corporate	2,561	1,894
72,610	110,903	104,636	Total third party revenues	304,762	207,729

			By geographical area
25,218	48,202	40,830	UK	125,929	76,948
19,686	27,806	27,230	Rest of Europe	78,693	55,561
26,533	39,157	37,714	US	108,602	76,606
19,456	33,263	31,889	Rest of World	92,009	56,114
90,893	148,428	137,663		405,233	265,229
18,283	37,525	33,027	Less: sales between areas	100,471	57,500
72,610	110,903	104,636		304,762	207,729

5. Production and similar taxes

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007
$ million				$ million
(34)	68	57	UK	282	33
955	2,231	1,829	Overseas	5,512	2,462
921	2,299	1,886		5,794	2,495

6. Finance costs

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007
$ million				$ million
348	316	314	Interest payable	1,012	1,040
(86)	(44)	(31)	Capitalized	(120)	(263)
75	74	75	Unwinding of discount on provisions	218	208
			Unwinding of discount on other
–	35	33	payables	68	–
337	381	391		1,178	985

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                                                            Notes

7. Net finance income relating to pensions and other post-retirement benefits

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007
$ million				$ million
			Interest on pension and other post-
555	612	594	retirement benefit plan liabilities	1,818	1,639
			Expected return on pension and other
(719)	(772)	(747)	post-retirement benefit plan assets	(2,291)	(2,125)
(164)	(160)	(153)		(473)	(486)

8. Analysis of changes in net debt

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007
$ million				$ million
			Opening balance
23,754	29,871	30,189	Finance debt	31,045	24,010
2,643	4,820	3,593	Less: Cash and cash equivalents	3,562	2,590
			Less: FV asset (liability) of hedges
379	1,234	900	related to finance debt	666	298
20,732	23,817	25,696	Opening net debt	26,817	21,122

			Closing balance
25,245	30,189	28,300	Finance debt	28,300	25,245
2,410	3,593	6,142	Less: Cash and cash equivalents	6,142	2,410
			Less: FV asset (liability) of hedges
640	900	149	related to finance debt	149	640
22,195	25,696	22,009	Closing net debt	22,009	22,195
(1,463)	(1,879)	3,687	Decrease (increase) in net debt	4,808	(1,073)

			Movement in cash and cash
			equivalents excluding
(277)	(1,225)	2,627	(exchange adjustments)	2,626	(261)
			Net cash outflow (inflow) from
(1,164)	(517)	1,048	financing (excluding share capital)	2,315	(751)
(21)	(114)	(8)	Other movements	(129)	(45)
			Movement in net debt before
(1,462)	(1,856)	3,667	exchange effects	4,812	(1,057)
(1)	(23)	20	Exchange adjustments	(4)	(16)
(1,463)	(1,879)	3,687	Decrease (increase) in net debt	4,808	(1,073)

Net debt has been redefined, for further information see Note 2. Amounts for comparative periods are presented on a consistent basis.

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                                                                Notes

9. TNK-BP operational and financial information

Third	Second	Third
quarter	quarter	quarter		Nine months
2007	2008	2008		2008	2007

			Production (Net of royalties)
			(BP share)
830	825	833	Crude oil (mb/d)	825	833
364	546	579	Natural gas (mmcf/d)	546	456
892	919	932	Total hydrocarbons (mboe/d)(a)	919	912

$ million				$ million

			Income statement (BP share)
1,094	2,026	1,345	Profit before interest and tax	4,580	2,466
(67)	(56)	(71)	Finance costs	(203)	(193)
(289)	(524)	(369)	Taxation	(1,224)	(580)
(66)	(95)	(56)	Minority interest	(209)	(173)
672	1,351	849	Net income	2,944	1,520
			Cash flow
800	–	300	Dividends received	1,500	1,300

Balance Sheet	30 September	31 December
	2008	2007
Investments in jointly controlled entities	9,621	8,817
Trade and other receivables - Dividends receivable	640	–

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

As previously announced on 4 September 2008, BP and Alfa Access-Renova signed a Memorandum of Understanding. The Memorandum of Understanding sets out the parties’ agreement in principle, subject to execution of definitive agreements, to new commercial principles relating to the governance of TNK-BP, to the potential future sale, at an appropriate time and subject to certain conditions, of up to 20% of a subsidiary of TNK-BP through an initial public offering, and to address the claims between them. Negotiations continue between the parties to reach agreement on definitive documentation.

10. Inventory valuation

Due to falling oil prices, an expense of $1,217 million has been recognized in the third quarter 2008 and $1,127 million in the nine months ended 30 September 2008 representing the write-down of inventories to their net realisable value. This affects profit for the period only; replacement cost profit is unaffected.

11. Fourth quarter results

BP’s fourth quarter results will be announced on 3 February 2009.

12. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 27 October 2008, is unaudited and does not constitute statutory financial statements. BP Annual Report and Accounts 2007 has been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Contacts

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      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 October, 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary